EXHIBIT (11)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share
Amounts in millions except per share amounts

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2008	2007	2008	2007
BASIC NET EARNINGS PER SHARE
Net earnings	$2,710	$2,512	$9,059	$8,072
Preferred dividends, net of tax benefit	41	38	126	116

Net earnings available to common shareholders	$2,669	$2,474	$8,933	$7,956

Basic weighted average common shares outstanding	3,067.9	3,156.0	3,093.5	3,164.3

Basic net earnings per common share	$0.87	$0.78	$2.89	$2.51

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$2,710	$2,512	$9,059	$8,072

Basic weighted average common shares outstanding	3,067.9	3,156.0	3,093.5	3,164.3
Add potential effect of:
Conversion of preferred shares	143.5	149.2	144.8	150.4
Exercise of stock options and other Unvested Equity awards	89.8	92.1	94.2	91.0

Diluted weighted average common shares outstanding	3,301.2	3,397.3	3,332.5	3,405.7

Diluted net earnings per common share	$0.82	$0.74	$2.72	$2.37